SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

FOR IMMEDIATE RELEASE

RESULTS OF THE FIRST HALF OF 2007

Curitiba, Brazil, August 14, 2007 – A Companhia Paranaense de Energia – COPEL (NYSE: ELP / LATIBEX: XCOP / BOVESPA: CPLE3, CPLE5, CPLE6), a company that generates, transmits and distributes power to the State of Paraná, announces its operating results for the first half of 2007. All figures included in this report are in thousands of Reais (R$ 1,000) and were prepared in accordance with Brazilian GAAP (corporate law method).

  COPEL’s consolidated financial statements present, in addition to the figures of the wholly-owned subsidiaries (COPEL Geração, COPEL Transmissão, COPEL
  Distribuição, COPEL Telecomunicações and COPEL Participações), those of Compagas, Elejor and UEG Araucária (companies in which Copel retains a majority stake).
  Net Operating Revenues for the 1H07: R$ 2,574 million – an increase of 7.9% over the figure reported in the 1H06. In the 2Q07, the net operating revenues were R$ 1,328 million.
  Operating Income for the 1H07: R$ 842 million. In the 2Q07, operating income was R$ 403 million.
  Net Income: R$ 525 million (R$ 1.92 per thousand shares). Net income for the 2Q07 alone was R$ 242 million.
  EBITDA (earnings before interest, taxes, depreciation and amortization): R$ 1,070 million in the 1H07. In the 2Q07, EBITDA was R$ 499 million.
  Return on Net Equity: 8.2% in the 1H07.
  Total power consumption billed by COPEL in the 1H07 grew by 5.7%, compared to the same period in 2006.
  Copel Distribuição’s grid market (TUSD), comprising the captive market and all free customers within the Company’s concession area, grew by 4.7% in the 1H07, compared to the same period of 2006.
  During the 1H07, the Company’s shares appreciated at the following rates:
       CPLE3 (common/Bovespa) = 48.8%
       CPLE6 (preferred B/Bovespa) = 33.2%
       ELP (ADR/NYSE) = 47.0%
       XCOP (preferred B/Latibex) = 44.5%

Investor Relations – COPEL
ri@copel.com
www.copel.com/ri

1. MAIN EVENTS

Net income:

At the end of the first half of 2007, COPEL recorded net income of R$ 524.6 million (R$ 1.92 per lot of one thousand shares).

Rate Increase:

COPEL reduced its rates by 1.22% on average, effective June 24, 2007. This adjustment corresponds to a 2.24% increase in connection with the annual rate review coupled with a 3.46% reduction in connection with financial components outside the range of the annual rate review.

COPEL Transmissão rate review:

On June 26, 2007, ANEEL (the National Electric Energy Agency) approved the final rates under the first rate review applicable to transmission utilities. These rates are applicable retroactively to July 1, 2005. COPEL Transmission's review rate was -15.08%, applicable to the RBNI (New Facilities within the Basic Network) and RCDM (Remaining Transmission Facilities) components. The resulting reduction in revenues is R$ 15.6 million per year, partially offset by the other Transmission parcels readjustment.

COPEL’s 10th Anniversary on the NYSE:

The New York Stock Exchange's July 31 trading session was dedicated to the celebration of COPEL's 10-year presence at the main business center of the global financial market. COPEL’s 10th anniversary on the NYSE was marked by the ringing of the Closing Bell and by a lunch offered to investors and analysts. COPEL’s shares were first traded on the NYSE on July 30, 1997 and, since then, they've been traded in all trading sessions.

Reverse stock split:

On July 2, 2007, COPEL’s Shareholders' Meeting approved the reverse stock split of all the shares representing the Company’s share capital, in a 1.000 (one thousand) to 1 (one) ratio. COPEL’s share capital is now represented by 273,655,375 shares, with no par value, out of which 145,031,080 are common shares, 398,342 are class A preferred shares, and 128,225,953 are class B preferred shares. The Company’s total share capital value remains unchanged.

COPEL also changed the ratio of shares traded on the NYSE (each ADR/ADS now corresponds to 1 share) and on LATIBEX (each XCOP now corresponds to 1 share).

COPEL’s reverse stock split, with prices quoted in reais (R$) per share, is effective as of August 6, 2007.

ANEEL Customer Satisfaction Index (IASC) 2006:

COPEL was once again recognized as the best distribution utility in Southern Brazil in the category of utilities with more than 400 thousand customers. This survey, which has been conducted annually since 2000 by ANEEL, aims to encourage the improvement of the quality of the services provided by Brazilian utilities, by collecting customers’ feedback on the performance of 64 distribution utilities within the respective concession areas. The 2006 survey was conducted from January 29 to March 19, 2007, with a sample of 19,220 residential customers from 473 Brazilian municipalities.

2

4th Auction of Power from New Facilities:

The 4th auction of power from new facilities was held on July 26, on the Internet. At this event, 36 distribution utilities acquired power from 12 facilities, all of which are oil fired thermal plants. COPEL Distribution acquired 18.3 average MW for a 15-year period at R$ 134.67/MWh, .

Power Consumption by Customer Category:

COPEL’s power market grew 5.7% in the first half of 2007. The following variations were recorded in the consumption of the Company’s main customer categories: residential customers, 6.9%; commercial customers, 9.5, industrial customers (captive customers plus COPEL Generation’s unregulated customers), 4.5% and; rural customers, 5.0% .

The following charts feature the monthly power consumption billed by COPEL from 2005 to 2007:

Consumo Total/ Total Consumption

Consumo Industrial/ Industrial Consumption

Consumo Comercial/ Commercial Consumption

Consumo Residencial/ Residential Consumption

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2. HUMAN RESOURCES

COPEL closed the 1H07 with 8,232 employees, distributed as indicated below among the Company’s wholly owned subsidiaries:

COPEL Geração = 982 employees
COPEL Transmissão = 1,045 employees
COPEL Distribuição = 5,854 employees
COPEL Telecomunicações = 322 employees
COPEL Participações = 29

By the end of the 1H07, COPEL had a customer-to-employee ratio of 578:1 at the Distribuição subsidiary.

Compagas, Elejor and UEG Araucária, companies in which COPEL is a majority shareholder, had 74, 6 and 4 employees, respectively.

3. OPERATING PERFORMANCE

Energy Consumption:

Total power consumption billed by COPEL (captive customers, bulk supply to distributors in the State of Paraná and free customers supplied by COPEL  Other Rural Generation) from January through June 7.7% 2007 amounted to 10,113 GWh, with a 9.1% 5.7% increase compared to same period of the previous year.

 Commercial Residential 18.5% 25.3% Residential consumption, which accounted for 25.3% of COPEL’s market, grew 6.9% in the quarter. The average consumption by residential customer was Concessionaires Industrial 159.6 kWh/month, a figure 4.0% higher 2.3%   37.0% than the one recorded in the same period of the previous year. This performance was due to:

(i)	higher purchases of electrical appliances by residential customers, thanks to higher availability of credit,

(ii)	the higher average temperature in the quarter, and

(iii)	the 2.8% increase in the number of customers.

4

Industrial consumption, including free customers supplied by COPEL Generation, accounted for 37.0% of COPEL’s market as of June 2007, with 4.5% growth compared with the same period of 2006.

Commercial consumption, which accounted for 18.5% of COPEL’s market during the period, recorded the best performance among major customer categories, with 9.5% growth. Such expansion resulted from the favorable conditions the tertiary sector has experienced, coupled with the increase in the number of customers, 2.6% higher than the figure recorded in June 2006.

Rural consumption increased 5.0% in the first half of 2007 and accounted for 7.7% of COPEL's market. The average consumption by rural customer increased 3.5% compared to the first half of the previous year, reaching 391.2 kWh/month.

The table below breaks down the consumption by customer category during the first half of 2006 and 2007:

Consumption per Segment

						GWh
			Var.			Var.
Segment	2Q07	2Q06%		1H07	1H06%

Residential	1,277	1.181	8.2	2,557	2,392	6.9
Industrial (including free customers)	1,924	1.824	5.5	3,746	3,584	4.5
Commercial	926	819	13.1	1,874	1,712	9.5
Rural	377	356	5.8	779	742	5.0
Others	470	463	1.6	923	917	0.6
Wholesale	119	113	5.3	234	224	4.2
Total	5,093	4,756	7.1	10,113	9,571	5.7

COPEL Distribution’s Grid Market:

COPEL Distribution’s grid market (TUSD), comprising all the power supplied within the Company’s concession area, increased 4.7% in the first half of 2007 compared to the same period of previous year.

						GWh
	2Q07	2Q06	Var. %	1H07	1H06	Var. %
Grid Market (TUSD)	5,641	5,337	5.7	10,947	10,451	4.7

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4. FINANCIAL PERFORMANCE

The 1H06 and 1H07 results below were affected by the following reversals:

1 – An agreement relating to the natural gas contract, which altered the net result of the 1H06 by R$ 421.3 million;

2 – An agreement relating to the energy acquired from CIEN that altered the net result of the 1H07 by R$ 60.4 million.

Revenues

In the 1H07, net operating revenues stood at R$ 2,574.2 million, 7.9% higher than the R$ 2,385.2 million registered in the 1H06.

This increase was due mostly to the following facts:

(i) a 2.7% increase in the retail revenue due to a 5.7% increase in power consumption in the 1H07, partially offset by lower tariffs in the period;

(ii) a 20.4% increase in energy supply revenue due to new sales contracts at the first existing energy auction (81 MW average for 2007-2014); energy commercialized in the Electric Energy Commercialization Board (CCEE) and revenue from energy sold by UEG Araucária, in the amount of R$ 71,1 million;

(iii) 11.8% growth in the telecommunication revenue due to customer service to new clients, and also due to the higher volume of services provided;

(iv) 12.6% growth in the gas sale revenue due to increased gas distribution to third parties and to tariff readjustment during the period.

6

Gross Revenues

					R$ thousand
			Chg.			Chg.
	2Q07	2Q06%		1H07	1H06%

Residential	474,058	483,765	(2.0)	950,037	979,677	(3.0)
Industrial	484,567	436,679	11.0	915,763	845,017	8.4
Commercial	309,199	281,853	9.7	624,443	586,560	6.5
Rural	59,702	60,210	(0.8)	126,456	128,923	(1.9)
Other segments	115,154	114,633	0.5	223,272	224,575	(0.6)
Electricity sales to final	1,442,680	1,377,140	4.8	2,839,971	2,764,752	2.7
customers
Electricity sales to distributors	387,226	289,094	33.9	687,119	570,816	20.4
Use of transmission grid	55,591	74,082	(25.0)	137,346	143,306	(4.2)
Telecom revenues	14,724	12,817	14.9	29,830	26,690	11.8
Piped gas distribution	61,584	55,847	10.3	119,173	105,799	12.6
Other	16,674	16,767	(0.6)	32,866	30,009	9.5
Total	1,978,479	1,825,747	8.4	3,846,305	3,641,372	5.6

Deductions from Operating Revenues

Since the beginning of January of 2007, as defined in the ANEEL Ruling # 3,073, dated December 28, 2006, deductions from operating revenues include, in addition to taxes, consumer charges that were booked as operating expenses. The following table shows COPEL’s legal deductions from operating revenues:

Deductions from Operating Revenues

					R$ thousand
Revenue deductions	2Q07	2Q06	Chg.	1H07	1H06	Chg.
			%			%
ICMS	377,288	352,662	7.0	740,100	709,428	4.3
PASEP/COFINS	127,044	169,284	(25.0)	254,609	298,146	(14.6)
RGR	14,965	11,473	30.4	28,685	26,573	7.9
CDE	44,285	31,306	41.5	91,759	75,410	21.7
CCC	72,242	39,950	80.8	128,105	115,891	10.5
P&D and PEE	14,469	6,351	127.8	27,989	28,956	(3.3)
Other	427	512	(16.6)	894	1,804	(50.4)
TOTAL	650,720	611,537	6.4	1,272,141	1,256,208	1.3

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Net Operating Revenue

				R$ thousand
			Chg.			Chg.
	2Q07	2Q06%		1H07	1H06%
Net Operating Revenue	1,327,759	1,214,210	9.4	2,574,164	2,385,164	7.9

Operating Costs and Expenses

In the 1H07, total operating costs and expenses were R$ 1,714.1 million, 14.4% above the R$ 1,498.5 million registered in the 1H06. The highlights were:

  A positive variation of 8.0% in the “use of transmission grid” was due mainly to the entry of new transmission assets and higher use of the transmission grid.
  Personnel expenses totaled R$ 274.5 million in the 1H07, 1.8% higher than the figure for the 1H06. This increase was due basically to the salary adjustment applied from October 2006 (3.5%) and to the Voluntary Retirement Program (PDV) in the amount of R$ 6.9 million.
  The variation in “pension plan and other benefits” category reflects the appropriation, in June, 2007, of 6/12 of the value defined in the actuarial report for 2007 which registered a superavit. The superavit amount was partially offset by monthly payments relative to pension and benefits plans for current employees.
  “Material” costs declined by 0.4% relative to the 1H06, reflecting a decrease in material purchases for the electric system.
  “Raw material and supply for electric power production” reflects fuel and other supplies acquired from third parties. The total as of June of 2006 is a consequence of the agreement between Copel, Petrobras and Compagas pertaining to natural gas for UEG Araucária, by which a sum of R$ 298.1 million was reverted.

8

  The line “natural gas and supply for the gas business” refers to the natural gas acquired by Compagas from Petrobras. The 29.5% increase resulted from the increase in sales to third parties and to the operations of UEG Araucária.

  In “third-party services,” the 3.4% increase was due mainly to higher communications and administrative support expenses.

  The 19.4% increase in “depreciation and amortization” was due to the entry of new fixed assets in use (the Fundão Hydroelectric Plant) and by the UEG Araucária merger, the consolidation of which began in June 2006.

  The 47.3% drop in “other operating expenses” was due mainly to bad debt (doubtfull account) reversion in the amount of R$ 15.0 million in 1H2007 against a provision of 43.2 million in 1H06. Also, in the 1H07, there was a lower appropriation of provisions for contingencies.

Breakdown of Operating Expenses

R$ thousand

Operating Expenses	2Q07	2Q06	Chg. %	1H07	1H06	Chg. %
Energy purchased for resale	377,817	327,611	15.3	657,696	687,166	(4.3)
Use of transmission grid	172,311	122,501	40.7	302,987	280,561	8.0
Personnel	144,422	139,240	3.7	274,477	269753	1.8
Pension plans and other benefits	(33,891)	18,680	-	(11,178)	35,294	-
Material	15,912	17,228	(7.6)	33,175	33,306	(0.4)
Raw material and supply for	3,142	(294,839)	-	6,400	(288,693)	-
electric power production
Natural gas purchase for resale	38,910	27,608	40.9	66,418	51,289	29.5
and supplies for the gas business
Third-party services	57,218	51,877	10.3	106,476	102,957	3.4
Depreciation and amortization	105,379	90,257	16.8	209,839	175,694	19.4
Expenses recoverable	13,841	(9,679)	43.0	(23,910)	(22,809)	4.8
Other operating expenses	66.684	130,595	(48.9)	91,695	(174,004)	(47.3)
Total	955,659	621,079	50.4	1,714,075	1,498,522	14.4

EBITDA

EBITDA (earnings before interest, taxes, depreciation and amortization) totaled R$ 1,069.9 million in the 1H07, 0.7% higher than the figure for the 1H06 (R$ 1,062.3 million). In the 2Q07 alone, EBITDA was R$ 499.1 million.

Financial Result

Financial revenue as of June of 2007 totaled R$ 160.5 million. The decline relative to the 1H06 was due mainly to two non-recurring events: a discount in the debt renegotiation with Petrobras pertaining to gas for UEG Araucária (R$ 283.2 million) and gains in derivatives operations (R$ 22.4 million).

Financial expenses registered in the 1H07 totaled R$ 184.6 million, 9.0% lower than the figure for the same period last year. This decline was due basically to a lower incidence of variation in the exchange rate affecting loans.

Operating Result

COPEL’s operating result for the 1H07 totaled R$ 841.6 million.

Non-operating Income

Non-operating income for this period reflects basically the net effect of the disposal of property and rights from the permanent assets and the disposal of studies and projects.

Net Income

COPEL’s net income for the 1H07 was R$ 524.6 million, equal to R$ 1.92 per thousand shares. In the 2Q07 alone, net income was R$ 241.6 million.

5. BALANÇE SHEET AND CAPEX

Assets

As of June 30, 2007, COPEL’s total assets were valued at R$ 11,587.4 million, 4.8% higher than the figure for the 1H06.

COPEL’s 1H07 investments (considering only the fully owned subsidiaries) totaled R$ 218.7 million, with R$ 6.6 million in power-generating projects, R$ 37.4 million in transmission projects, R$ 163.2 million in distribution works, R$ 10.8 million in telecommunications and R$ 0.7 million in stakes.

Compagas (whose balance sheet is consolidated with COPEL’s) invested R$3.7 million during the period.

Liabilities and Shareholder’s Equity

COPEL’s consolidated debt at the end of the 1H07 was R$ 2,090.8 million, representing a debt/equity ratio of 30.3% . Excluding Elejor’s and Compagas’ debts, debt/equity ratio would be 24.2% .

Copel took out a loan from Banco do Brasil of up to R$ 353 million to pay existing debts. Two new operations had been contracted by the end of the first quarter of 2007, one in the amount of R$ 29 million, with a 7-year maturity, at 106.5% of the CDI p.a., and another in the amount of R$ 231 million, with a 7-year maturity, at 106.2% of the CDI p.a.

COPEL’s shareholders’ equity came to R$ 6,900.9 million, 11.5% higher than in June 2006, equivalent to R$ 25.22 per thousand shares.

Debt Profile

R$ thousand

Foreign Currency	Short-Term	Long-Term	Total
IDB	19,685	54,868	74,553
National Treasury	8,306	80,093	88,399
Eletrobras	7	39	46
Banco do Brasil S/A	4,079	5,812	9,891
Total Foreign Currency	32,077	140,812	172,889

Local Currency	Short-Term	Long-Term	Total
Eletrobras – COPEL	42,934	272,430	315,364
Eletrobras – Elejor	-	122,858	122,858
BNDES – Compagas	6,366	22,328	28,694
Debentures – COPEL	173,119	733,361	906,480
Debentures – Elejor	6,632	265,648	272,280
Banco do Brasil	11,403	260,866	272,269
Total Local Currency	240,454	1,677,491	1,917,945

TOTAL	272,531	1,818,303	2,090,834

The variation in deferral tariff costs updated by the SELIC in the 1H07 is presented in the table below:

Portion A Memorandum Account - CVA

R$ thousand

	Balance				Transf.	Balance
	of	Deferral	Amortization	Monetary		of
	12/31/06			restatement		06/30/07
Asset
Purchased energy (Itaipu)	28,428	36,823	(19,230)	3,555	-	49,576
Transport of purchased energy	2,195	423	(2,346)	151	-	423
Use of transmission grid charges	10,699	312	(11,009)	238	-	240
Energy Development Account – CDE	15,947	8,870	(12,180)	1,345	-	13,982
Electric Power Services Fee – ESS	10,441	6,867	(3,825)	680	-	14,163
Fuel Consumption Account – CCC	17,481	3,737	(18,810)	1,329	-	3,737
Proinfa	9,069	5,657	(6,357)	751	-	9,120
Purchased energy (CVA)	8,061	-	(8,061)	-	-	- -
TOTAL	102,321	62,689	(81,818)	8,049	-	91,241
Liabilities					-
Energy purchased for resale	134,199	29,303	(62,769)	8,989	-	109,722
CCC	18,394	54,133	-	3,737	-	76,264
Use of transmission grid charges	9,154	48,041	-	6,412	-	63,607
Transport of purchased energy	804	1,141	-	58	-	2,003
Electric Power Services Fee – ESS	-	1,101	-	242	-	1,343
TOTAL	162,551	133,719	(62,769)	19,438	-	252,939

6. ADDITIONAL INFORMATION

Main Operational and Financial Indicators

June 30, 2007
Generation
Number of power plants - COPEL Geração	18 (17 hydro and 1 thermal)
Number of power plants - COPEL Participações	06 (04 hydro, 1 thermal and 1 eolic)
Total installed capacity - COPEL Geração	4,550 MW
Total installed capacity - COPEL Participações (1)	600 MW
Number of automated power plants - COPEL Geração	12
Number of automated power plants - COPEL Participações	03
Number of step-up substations - COPEL Geração	11
Number of automated step-up substations - COPEL Geração	10

Transmission
Transmission lines	7,248 km
Number of substations	131 (100% automated)
Installed substation capacity	16,427 MVA

Distribution
Distribution lines	167,535 km
Number of substations	238
Number of automated substations	225
Installed capacity in 34.5kV substations	1,576 MVA
Number of localities served	1,111
Number of municipalities served	393
Number of customers	3,385,738
DEC (outage duration per customer, in hours and hundredths of an hour)	7.02
FEC (outage frequency per customer)	6.79 times

Telecommunication
Optical cable – main ring	4,890 km
Self sustained optical cable	5,236 km
Number of cities served	171
Number of customers	429

Administration
Number of employees (wholly-owned subsidiaries)	8,232
Customer per distribution employee	578

Financial
Book Value (per 1,000 shares)	R$ 25.22
EBITDA	R$ 1,069.9 million
Liquidity (Current Ratio)	1.55

(1) proportional to the capital stake.

Average Energy Purchase Tariffs
R$/MWh

Tariff	June 2007	June 2006	Change
			%
Auction – CCEAR 2005-2012	62.29	58.53	6.4
Auction – CCEAR 2006-2013	73.38	68.54	7.1
Auction – CCEAR 2007-2014	82.00	-	-
CIEN	84.54	70.85	19.3
Itaipu (Transport tariff included - Furnas)	92.89	84.66	9.7

Direct Distribution Supply Tariffs
R$/MWh

Tariff	June 2007	June 2006	Change
			%
Residential	256.75	268.33	(4.3)
Industrial (not considering free	190.56	180.04	5.8
customers)
Commercial	230.62	240.32	(4.0)
Rural	148.26	164.10	(9.7)
Others	175.32	179.47	(2.3)
Total	212.08	214.17	(1.0)
Without ICMS

The reduction in June 2007 tariff was affected by the end of the collection of 9.05% in connection with Portion A (CVA) amounts and financial components external to the annual tariff readjustment, which was in effect until June 23, 2006. As of June 24, 2006, the percentage fell to 0.21%;

The gradual phasing out of the crossed subsidies between high and low voltage customer groups, in compliance with Decree # 4,667/2003, results in the increase in the industrial consumption tariff.

Energy Supply Tariffs
R$/MWh

Tariff	June 2007	June 2006	Change
			%
wholesale concessionaries	123.85	88.43	40.1
Auction – CCEAR 2005-2012	62.45	59.01	5.8
Auction - CCEAR 2006-2013	73.68	69.94	5.3
Auction - CCEAR 2007-2014	81.90	-	-

Energy Flow

COPEL - Consolidated

GWh

Source	1st half 2007
Own Generation	9,842
Purchased energy	11,900
Itaipu	2,308
Auction – CCEAR	6,380
CIEN	760
MRE/CCEE	860
Other	1,592
Total Available Power	21,742
State Demand	10,113
Retail	9,171
Concessionaires	234
Free Customers	708
Bilateral Agreements	1,967
Auction – CCEAR	5,761
MRE/CCEE	2,370
Losses and differences	1,531
Basic network losses	492
Distribution losses	978
CG contract allocation	61

CCEAR = Energy Purchase Agreements in the Regulated Market
MRE = Energy Reallocation Mechanism
CCEE = Electric Power Trade Chamber
CG = Center of gravity of the Submarket (difference between billed energy and energy received from CG).
Amounts subject to changes after settlement by CCEE.

COPEL Generation

GWh

Source	1st half 2007
Own Generation	9,842
MRE/CCEE	714
Other	450
Total Available Power	11,006
Bilateral Agreements	1,967
CCEAR – Copel Distribution	567
CCEAR – Other Concessionaires	5,194
Free Customers	708
MRE/CCEE	2,312
Losses and differences	258

CCEAR = Energy Purchase Agreements in the Regulated Market
MRE = Energy Reallocation Mechanism
CCEE = Electric Power Trade Chamber
CG = Center of gravity of the Submarket (difference between billed energy and energy received from CG).
Amounts subject to changes after settlement by CCEE.

COPEL Distribution

GWh

Source	1st half 2007
Itaipu	2,308
CCEAR – Copel Generation	567
CCEAR – Other Concessionaires	5,813
CIEN	760
MRE/CCEE	146
Other	1,142
Purchased Energy	10,736
State Demand	9,405
Retail	9,171
Concessionaires	234
CCEE	58
Losses and differences	1,273
Basic network losses	234
Distribution losses	978
CG contract allocation	61

CCEAR = Energy Purchase Agreements in the Regulated Market
MRE = Energy Reallocation Mechanism
CCEE = Electric Power Trade Chamber
CG = Center of gravity of the Submarket (difference between billed energy and energy received from CG).
Amounts subject to changes after settlement by CCEE.

Shareholding Structure (on 06/30/2007)

							Millions of shares
Shareholders	COMMON	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%
State of Paraná	85,029	58.6	-	-	14	0.0	85,042	31.1
BNDESPAR	38,299	26.4	-	-	27,282	21.3	65,581	24.0
ELETROBRÁS	1,531	1.1	-	-	-	-	1,531	0.6
Free Floating	19,612	13.5	121	30.3	100,784	78.6	120,516	44.0
BOVESPA	15,294	10.5	121	30.3	71,055	55.4	86,469	31.6
NYSE	4,318	3.0	-	-	29,665	23.1	33,983	12.4
LATIBEX	-	-	-	-	64	0.0	64	0.0
Other	561	0.4	278	69.7	146	0.1	985	0.3
TOTAL	145,031	100.0	399	100.0	128,225	100.0	273,655	100.0

7. Financial Statements

COMPANHIA PARANAENSE DE ENERGIA CNPJ 76.483.817/0001 -20 Public Company - CVM 1431-1 www.copel.com copel@copel.com

SUMMARIZED FINANCIAL STATEMENTS

Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

ASSETS

	09/30/2006	12/31/2006	03/31/2007	06/30/2007	06/30/2006	1H07 / 1H06	Jun07 / Mar07

CURRENT
Cash in hand	890.811	1.468.715	1.063.337	1.109.425	683.362	62,3%	4,3%
Customers and distributors	1.070.074	1.065.267	1.054.328	1.130.729	990.548	14,2%	7,2%
Allowance for doubtfull accounts	(134.223)	(111.726)	(81.948)	(96.693)	(112.729)	-14,2%	18,0%
Third-parties services, net	9.002	13.399	14.599	9.520	9.389	1,4%	-34,8%
Dividends receivable	1.373	2.019	1.997	1.645	1.436	14,6%	-17,6%
Services in progress	17.341	20.038	25.563	42.888	14.716	191,4%	67,8%
CRC transferred to State Government	33.910	35.205	35.857	36.623	33.057	10,8%	2,1%
Taxes and social contributions paid in advance	130.510	235.084	251.186	190.486	148.790	28,0%	-24,2%
Account for compensation of "Portion A"	107.794	90.048	69.432	84.272	139.427	-39,6%	21,4%
Regulatory Assets - PASEP/COFINS	11.399	3.408	1.704	-	13.102	-100,0%	-100,0%
Bonds and linked deposits	57.164	103.854	105.821	113.104	29.278	286,3%	6,9%
Material and supplies	48.133	51.444	51.126	50.886	38.805	31,1%	-0,5%
Other	58.382	36.878	47.980	37.893	59.810	-36,6%	-21,0%

	2.301.670	3.013.633	2.640.982	2.710.778	2.048.991	32,3%	2,6%

NON-CURRENT
Long-term assets
Customers and distributors	99.654	108.157	104.068	131.686	104.023	26,6%	26,5%
Third party services	-	-	-	7.036	-
CRC transferred to State Government	1.148.978	1.158.898	1.159.858	1.156.847	1.148.281	0,7%	-0,3%
Taxes and social contributions paid in advance	493.640	382.528	360.917	375.107	472.968	-20,7%	3,9%
Account for compensation of "Portion A"	11.544	12.273	10.182	6.969	9.211	-24,3%	-31,6%
Regulatory Assets - PIS/PASEP and COFINS	-	-	-	-	20.361	-100,0%	-
Bonds and linked deposits	22.818	24.630	23.621	21.625	22.714	-4,8%	-8,5%
Judicial Deposits	159.221	140.954	135.151	126.516	135.682	-6,8%	-6,4%
Intercompany receivables	36.319	-	-	-	36.040	-100,0%	-
Other	14.628	11.909	11.740	10.198	20.263	-49,7%	-13,1%
	1.986.802	1.839.349	1.805.537	1.835.984	1.969.543	-6,8%	1,7%

Investments	450.620	305.968	308.056	304.303	436.970	-30,4%	-1,2%
Property, plant and equipment	6.532.569	6.711.686	6.686.920	6.684.889	6.523.382	2,5%	0,0%
Intangible assets	42.458	40.783	41.532	38.525	44.426	-13,3%	-7,2%
Deferred	28.375	23.204	18.191	12.881	33.665	-61,7%	-29,2%

	9.040.824	8.920.990	8.860.236	8.876.582	9.007.986	-1,5%	0,2%

TOTAL	11.342.494	11.934.623	11.501.218	11.587.360	11.056.977	4,8%	0,7%

SUMMARIZED FINANCIAL STATEMENTS

Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

LIABILITIES AND SHAREHOLDERS' EQUITY

	09/30/2006	12/31/2006	03/31/2007	06/30/2007	06/30/2006	1H07 / 1H06	Jun07 / Mar07

CURRENT
Loans and financing	94.018	90.152	85.497	92.780	89.868	3,2%	8,5%
Debentures	770.476	838.355	151.970	179.751	772.528	-76,7%	18,3%
Suppliers	516.583	392.219	363.066	391.519	443.723	-11,8%	7,8%
Taxes and social contributions	298.322	311.085	273.962	253.317	238.726	6,1%	-7,5%
Interest on own capital	113.976	277.421	277.421	83.562	40.429	106,7%	-69,9%
Accrued payroll costs	106.402	134.218	130.583	99.096	93.830	5,6%	-24,1%
Pension plan and other post-retirement benefits	126.899	133.635	78.310	93.328	128.420	-27,3%	19,2%
Account for compensation of "Portion A"	101.028	110.498	144.988	242.213	116.889	107,2%	67,1%
Regulatory charges	37.591	51.705	34.309	35.748	34.901	2,4%	4,2%
Electric efficiency and development research	161.473	174.316	165.195	176.001	147.908	19,0%	6,5%
Other	54.481	67.766	72.150	102.942	45.113	128,2%	42,7%

	2.381.249	2.581.370	1.777.451	1.750.257	2.152.335	-18,7%	-1,5%

NON-CURRENT
Loans and financing	615.935	604.306	839.852	819.294	618.297	32,5%	-2,4%
Debentures	526.246	1.129.230	998.763	999.009	523.079	91,0%	0,0%
Provision for contingencies	473.935	222.473	216.931	203.410	533.371	-61,9%	-6,2%
Intercompany receivables	50.333	-	-	-	50.333	-100,0%	-
Suppliers	303.301	234.212	176.518	181.605	325.393	-44,2%	2,9%
Taxes and social contributions	37.775	24.083	21.229	20.467	42.534	-51,9%	-3,6%
Pension plan and other post-retirement benefits	471.147	495.759	553.102	449.710	476.504	-5,6%	-18,7%
Account for compensation of "Portion A"	40.084	52.053	38.589	10.726	11.702	-8,3%	-72,2%
Other	-	8.961	8.961	32.320	-	-	260,7%

	2.518.756	2.771.077	2.853.945	2.716.541	2.581.213	5,2%	-4,8%

MINORITY INTEREST	131.935	205.906	210.590	219.690	132.855	65,4%	4,3%

SHAREHOLDERS' EQUITY
Capital stock	3.875.000	3.875.000	3.875.000	4.460.000	3.875.000	15,1%	15,1%
Capital reserves	817.293	817.293	817.293	817.293	817.293	0,0%	0,0%
Revaluation reserve	11.882	-	-	-	-
Income reserves	1.606.379	1.683.977	1.966.939	1.623.579	1.498.281	8,4%	-17,5%

	6.310.554	6.376.270	6.659.232	6.900.872	6.190.574	11,5%	3,6%

TOTAL	11.342.494	11.934.623	11.501.218	11.587.360	11.056.977	4,8%	0,7%

18

QUARTERLY INCOME STATEMENT

Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

	2Q2006	4Q2006	1Q2007	2Q2007	06/30/2007	06/30/2006	1H07 / 1H06	2Q07 / 1Q07

OPERATING REVENUES
Electricity sales to final customers	1.377.140	1.398.669	1.397.291	1.442.680	2.839.971	2.764.752	2,7%	3,2%
Electricity sales to distributors	289.094	355.838	299.893	387.226	687.119	570.816	20,4%	29,1%
Use of transmission grid	74.082	60.732	81.755	55.591	137.346	143.306	-4,2%	-32,0%
Telecom revenues	12.817	19.042	15.106	14.724	29.830	26.690	11,8%	-2,5%
Piped gas distribution	55.847	62.132	57.589	61.584	119.173	105.799	12,6%	6,9%
Other revenues	16.767	14.599	16.192	16.674	32.866	30.009	9,5%	3,0%
	1.825.747	1.911.012	1.867.826	1.978.479	3.846.305	3.641.372	5,6%	5,9%

DEDUCTIONS FROM OPERATING REVENUES	(611.537)	(649.446)	(621.421)	(650.720)	(1.272.141)	(1.256.208)	1,3%	4,7%

NET OPERATING REVENUES	1.214.210	1.261.566	1.246.405	1.327.759	2.574.164	2.385.164	7,9%	6,5%

OPERATING EXPENSES
Eletricity purchased for resale	(327.611)	(377.458)	(279.879)	(377.817)	(657.696)	(687.166)	-4,3%	35,0%
Charges for the use of transmission grid	(122.501)	(125.634)	(130.676)	(172.311)	(302.987)	(280.561)	8,0%	31,9%
Payroll	(139.240)	(235.608)	(130.055)	(144.422)	(274.477)	(269.753)	1,8%	11,0%
Pension plan	(18.680)	17.254	(22.713)	33.891	11.178	(35.294)	-131,7%	-249,2%
Material	(17.228)	(18.419)	(17.263)	(15.912)	(33.175)	(33.306)	-0,4%	-7,8%
Raw material and supplies for generation of elec	294.839	(4.112)	(3.258)	(3.142)	(6.400)	288.693	-102,2%	-3,6%
Natural gas and supplies for the gas business	(27.608)	(63.282)	(27.508)	(38.910)	(66.418)	(51.289)	29,5%	41,4%
Third-party services	(51.877)	(62.599)	(49.258)	(57.218)	(106.476)	(102.957)	3,4%	16,2%
Depreciation and amortization	(90.257)	(97.537)	(104.460)	(105.379)	(209.839)	(175.694)	19,4%	0,9%
Expenses recoverable	9.679	9.676	10.069	13.841	23.910	22.809	4,8%	37,5%
Other	(130.595)	142.804	(25.011)	(66.684)	(91.695)	(174.004)	-47,3%	166,6%
				-
	(621.079)	(814.915)	(780.012)	(934.063)	(1.714.075)	(1.498.522)	14,4%	19,7%

RESULT OF OPERATIONS	593.131	446.651	466.393	393.696	860.089	886.642	-3,0%	-15,6%

FINANCIAL INCOME (EXPENSES)
Financial income	414.423	124.313	86.736	73.714	160.450	529.731	-69,7%	-15,0%
Financial expenses	(65.323)	(195.049)	(118.721)	(65.871)	(184.592)	(202.881)	-9,0%	-44,5%
	349.100	(70.736)	(31.985)	7.843	(24.142)	326.850	-107,4%	-124,5%

EQUITY INVESTMENT	(3.208)	(7.393)	4.170	1.457	5.627	(1.278)	-540,3%	-65,1%

OPERATING INCOME (EXPENSES)	939.023	368.522	438.578	402.996	841.574	1.212.214	-30,6%	-8,1%

NON-OPERATING INCOME (EXPENSES)	(41.234)	23.212	(2.530)	(31.937)	(34.467)	(44.886)	-23,2%	1162,3%

INCOME (LOSS) BEFORE INCOME TAX
AND SOCIAL CONTRIBUTION	897.789	391.734	436.048	371.059	807.107	1.167.328	-30,9%	-14,9%
INCOME TAX AND SOCIAL CONTRIBUTION	(324.901)	(73.788)	(151.043)	(120.320)	(271.363)	(419.886)	-35,4%	-20,3%

NET INCOME (LOSS) BEFORE MINORITY INTE	572.888	317.946	285.005	250.739	535.744	747.442	-28,3%	-12,0%

MINORITY INTEREST	(3.141)	(7.765)	(2.043)	(9.099)	(11.142)	(7.041)	58,2%	345,4%

NET INCOME (LOSS)	569.747	310.181	282.962	241.640	524.602	740.401	-29,1%	-14,6%

EARNINGS PER THOUSAND SHARES	2,0820	1,1335	1,0340	0,8830	1,9170	2,7056	-29,1%	-14,6%

19

8. Financial Statements - Subsidiaries

COMPANHIA PARANAENSE DE ENERGIA CNPJ 76.483.817/0001 -20 Public Company - CVM 1431-1 www.copel.com copel@copel.com

SUMMARIZED FINANCIAL STATEMENTS
As of June, 30, 2007

Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

ASSETS	GER	TRA	DIS	TEL	PAR Consolidated

CURRENT
Cash in hand	509.894	59.323	198.292	4.909	225.514
Customers and distributors, net	155.389	61.398	807.170	-	64.603
Third-parties services	604	270	19	11.442	-
Dividends receivable	-	-	-	-	1.623
Services in progress	4.990	5.173	32.494	-	231
CRC transferred to State Government	-	-	36.623	-	-
Taxes and social contributions paid in advance	14.030	8.080	161.952	1.174	5.508
Account for compensation of "Portion A"	-	-	84.272	-	-
Bonds and linked deposits	20.117	-	22.804	-	32.515
Other	10.005	5.391	22.843	1.041	1.464
Material and supplies	349	8.654	32.759	8.535	589
	715.378	148.289	1.399.228	27.101	332.047
NON-CURRENT
Long-term assets
Customers and distributors	19.124	11.148	101.414	-	20.128
Third-parties services	-	-	-	7.036	-
CRC transferred to State Government	-	-	1.156.847	-	-
Taxes and social contributions paid in advance	48.777	42.384	194.561	8.686	13.368
Judicial Deposits	9.130	18.008	63.534	596	575
Account for compensation of "Portion A"	-	-	6.969	-	-
Bonds and linked deposits	-	4.513	17.112	-	-
Prepaid receivables	3.301	-	-	-	47
Assets and rights for disposal	936	56	62	-	1.758
Other	-	-	4.038	-	-
	81.268	76.109	1.544.537	16.318	35.876

Investments	2.199	2.257	419	-	294.766
Property, plant and equipment	2.789.188	1.209.146	1.217.784	180.341	1.288.430
Intangible assets	789	25.089	10.691	1.538	418
Deferred	-	-	-	-	12.881
	2.873.444	1.312.601	2.773.431	198.197	1.632.371

TOTAL	3.588.822	1.460.890	4.172.659	225.298	1.964.418

GER: Geração, TRA: Transmissão, DIS: Distribuição, TEL: Telecomunicação, PAR: Participações

20

COMPANHIA PARANAENSE DE ENERGIA CNPJ 76.483.817/0001 -20 Public Company - CVM 1431-1 www.copel.com copel@copel.com

LIABILITIES AND SHAREHOLDERS' EQUITY	GER	TRA	DIS	TEL	PAR Consolidated

CURRENT
Loans and financing	50.839	15.235	9.070	-	6.366
Debentures	-	-	-	-	6.632
Suppliers	38.782	5.835	340.740	2.106	63.388
Taxes and social contributions	91.161	29.529	173.383	1.327	1.264
Interest on own capital	-	-	40	-	2.942
Accrued payroll costs	17.526	15.210	59.277	5.013	1.956
Pension plan and other post-retirement benefits	11.505	12.333	65.757	3.560	164
Account for compensation of "Portion A"	-	-	242.213	-	-
Receivable charges	2.941	1.088	31.719	-	-
Electric efficiency and development research	25.734	9.988	136.878	-	3.401
Concession charges - Aneel consent	-	-	-	-	30.044
Customers and distributors	10	26.064	18.367	-	161
Other	21.519	582	4.235	623	1.383
	260.017	115.864	1.081.679	12.629	117.701
NON-CURRENT
Loans and financing	272.257	53.943	87.908	-	145.186
Debentures	-	-	-	-	265.649
Provision for contingencies	25.266	32.459	121.630	948	3.053
Intercompany receivables	-	-	681.499	-	-
Suppliers	201.465	-	-	-	267
Taxes and social contributions	-	-	13.624	-	6.843
Pension plan and other post-retirement benefits	107.413	95.884	227.308	17.650	1.455
Account for compensation of "Portion A"	-	-	10.726	-	-
Customers and distributors	-	23.359	-	-	-
Other	8.960	-	-	-	1
	615.361	205.645	1.142.695	18.598	422.454
MINORITY INTEREST	-	-	-	-	219.690
SHAREHOLDERS' EQUITY
Capital stock	2.338.932	841.606	1.607.168	194.054	1.098.500
Capital reserves	-	-	-	701	-
Income reserves	170.301	222.134	82.118	-	81.914
Accrued (losses) income	204.211	75.641	258.999	(684)	24.159
	2.713.444	1.139.381	1.948.285	194.071	1.204.573

TOTAL	3.588.822	1.460.890	4.172.659	225.298	1.964.418

GER: Geração, TRA: Transmissão, DIS: Distribuição, TEL: Telecomunicação, PAR: Participações

21

COMPANHIA PARANAENSE DE ENERGIA CNPJ 76.483.817/0001 -20 Public Company - CVM 1431-1 www.copel.com copel@copel.com

SUMMARIZED FINANCIAL STATEMENTS
As of June, 30, 2007

Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

INCOME STATEMENT	GER	TRA	DIS	TEL	PAR Consolidated

Operating Revenues
Electricity sales to final customers	77.290	-	2.763.010	-	1.696
Electricity sales to distributors	616.013	-	32.718	-	146.750
Use of transmission grid	-	194.731	93.578	-	-
Telecom revenues	-	-	-	44.192	-
Piped gas distribution	-	-	-	-	120.226
Other revenues	3.316	1.558	30.996	-	16
	696.619	196.289	2.920.302	44.192	268.688
Deductions from operating revenues	(92.603)	(17.805)	(1.122.516)	(6.766)	(32.451)
Net Operating Revenues	604.016	178.484	1.797.786	37.426	236.237
Operating Costs and Expenses
Eletricity purchased for resale	(29.234)	-	(706.292)	-	(30.532)
Charges for the use of transmission grid	(97.238)	-	(349.205)	-	(7.507)
Payroll	(43.660)	(36.972)	(173.329)	(11.763)	(6.003)
Pension plan	5.190	4.728	1.406	205	(302)
Material	(3.260)	(2.219)	(26.977)	(500)	(216)
Raw material and supplies for generation of electri	(7.453)	-	-	-	-
Natural gas and supplies for the gas business	-	-	-	-	(66.418)
Third-party services	(23.478)	(8.014)	(79.777)	(5.413)	(5.880)
Depreciation and amortization	(51.942)	(23.383)	(82.601)	(13.982)	(37.931)
Expenses recoverable	7.034	329	16.675	18	23
Concession charges - Aneel consent	-	-	-	-	(16.640)
Other	(49.218)	(3.097)	159	(946)	(8.564)
	(293.259)	(68.628)	(1.399.941)	(32.381)	(179.970)

Result of Operations	310.757	109.856	397.845	5.045	56.267
Financial Income (expenses)
Financial income	44.454	6.381	88.706	713	14.587
Financial expenses	(18.885)	(1.235)	(89.156)	(198)	(25.141)
	25.569	5.146	(450)	515	(10.554)
Equity Investment	-	-	-	-	5.448
Operating Income (expenses)	336.326	115.002	397.395	5.560	51.161
Non-operating income (expenses)	(29.514)	(193)	(4.790)	(82)	(4)
Income (loss) before income tax
and minority interest	306.812	114.809	392.605	5.478	51.157
Income tax and social contribution	(101.990)	(46.726)	(158.525)	(1.645)	(17.254)
Deferred income tax and social contribution	(611)	7.558	24.919	(209)	1.397
Minority interest	-	-	-	-	(11.142)
Net income (loss)	204.211	75.641	258.999	3.624	24.158

GER: Geração, TRA: Transmissão, DIS: Distribuição, TEL: Telecomunicação, PAR: Participações

22

9. CASH FLOW

COMPANHIA PARANAENSE DE ENERGIA CNPJ 76.483.817/0001 -20 Public Company - CVM 1431-1 www.copel.com copel@copel.com

STATEMENT OF CASH FLOW
as of June, 30, 2007 and 2006
Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

	Consolidated

	2007	2006

OPERATING ACTIVITIES	577.608	447.946

Net income for the period	524.602	740.401
Non-cash expenses (revenues)	275.922	405.937
Provision (reversion) for doubtful accounts	(15.498)	43.200
Depreciation and Amortization	209.839	175.694
Long-term monetary variation - net	24.714	(1.846)
Equity Result	(9.402)	(1.165)
Deferred Income tax and social contribution	11.334	44.941
Adjustments to grid charges - net	12.211	-
Variations in the account for compensation for "Portion A" – net	11.346	(7.400)
Cien contracts renegotiation	(62.862)	-
Provision for long-term liabilities	15.325	107.073
Regulatory assets write-offs - PIS/Pasep and Cofins	-	25.865
Investment write-offs	2.242	-
Permanent assets write-offs, net	37.365	8.243
Intangible and deferred assets write-offs - net	31	28
Judicial deposits and other non current assets write-offs	24.181	1.670
Goodwill amortization	3.954	2.593
Minority interets	11.142	7.041
Current asset variation	(14.909)	8.165
Current liability variation	(111.562)	(720.915)
Long-term asset investment	(99.087)	(33.141)
Increase in long term assets	2.642	47.499

INVESTMENT ACTIVITIES	(201.521)	(708.693)

Interest in Subsidiaries:	(700)	(433.391)
Dividends and interest on own capital	5.945	3.504
Investment in fixed assets	(221.512)	(290.638)
In generation	(6.572)	(3.560)
In generation (Centrais Elétricas do Rio Jordão S.A. - Elejor)	(41)	(53.171)
In generation (UEG Araucária Ltda)	(60)	-
In transmission	(37.399)	(72.301)
In distribution	(163.252)	(142.425)
In telecom	(10.791)	(12.669)
In gas plumbing (Companhia Paranaense de Gás - Compagas)	(3.397)	(6.507)
General Installations	-	(5)
Consumers' contribution	16.093	15.905
Investments in intangible assets	(1.063)	(3.973)
Deffered investment	(284)	(100)

FINANCING ACTIVITIES	(770.666)	(187.657)

Loans and financing	223.629	(54.128)
Debentures	(800.436)	(59.491)
Dividends	(193.859)	(74.038)

TOTAL CHANGE IN CASH POSITION	(394.579)	(448.404)

Cash position - beginning of the period	1.504.004	1.131.766
Cash position - end of the period	1.109.425	683.362

Cash variation	(394.579)	(448.404)

Note: Statement in compliance with the Electric Power Public Services Accounting Manual, approved by Resolution # 444/2001 issued by Aneel, published in the Official Federal Gazette - DOU on October 29, 2001.

23

1H07 RESULTS
CONFERENCE CALL

Presentation by Mr. Paulo Roberto Trompczynski - CFO and IRO

Time: Thursday, August 16, 2007
11:00 a.m. (Brasilia time) / 10:00 a.m. EST.

Telephone: +55 (11) 2188-0188

The conference call will also be broadcast through the internet, on www.copel.com/ir.

Please connect 15 minutes prior to the call.

Investor Relations - COPEL ri@copel.com

Phone	Fax
+55 (41) 3222-2027	+55 (41) 3331-2849

Statements contained in this press release may contain information which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actu ally occur. The stat ements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

24

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2007

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.